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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

The Alpine Group, Inc.
(Name of Subject Company (Issuer))

The Alpine Group, Inc. (Issuer)
(Name of Filing Person)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

020825105
(CUSIP Number of Class of Securities)

Steven S. Elbaum
Chairman and Chief Executive Officer
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Ronald R. Papa, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$6,156,000.00	$498.00

*
For the purpose of calculating the filing fee only, this amount is based on the purchase of the maximum 8,100,000 shares of common stock at the last reported sale price of $0.76 per share on June 20, 2003.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$498.00	Filing Party:	The Alpine Group, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 23, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 23, 2003 (the "Schedule TO") by The Alpine Group, Inc., a Delaware corporation ("Alpine"). The Schedule TO, together with this Amendment, relates to the offer by Alpine to exchange up to $10,000,000 aggregate principal amount of Alpine's 6% junior subordinated notes (the "Notes") for shares of Alpine's common stock, par value $0.10 per share (the "Common Stock"), on the basis of $50.00 principal amount of Notes for every 40 shares of Common Stock, upon the terms and subject to the conditions set forth in the Offering Circular, dated June 23, 2003 (the "Offering Circular"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Any capitalized term used and not otherwise defined herein has the meaning given to such term in the Offering Circular.

        The information set forth in the Offering Circular and the related Letter of Transmittal is expressly incorporated herein by reference in response to all of the Items of this Amendment, except as set forth below. In addition, the information set forth in Items 1 through 12 of the Schedule TO is incorporated herein by reference with respect to Items 1 through 12 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule TO is incorporated herein by reference in partial answer to those Items unless otherwise noted herein.

Item 11. Additional Information.

        Item 11(b) of the Schedule TO is hereby amended and supplemented by adding the following thereto:

        On July 22, 2003, Alpine announced that it has extended the Expiration Time of the Offer to 5:00 p.m., New York City time, on August 4, 2003. As of the close of business on July 22, 2003, 3,328,912 shares of Common Stock have been tendered in and not withdrawn from the Offer. The press release issued by Alpine announcing the extension of the Offer is attached hereto as Exhibit (a)-7 and is incorporated herein by reference.

        Item 11(b) of the Schedule TO is hereby further amended by deleting the first sentence of the second paragraph under the section heading "Incorporation of Certain Documents by Reference" and replacing it with the following sentence:

        If any statement contained in any of the foregoing documents is modified or superseded by a statement in this offering circular, the statement in any such foregoing document will be deemed for the purposes of this offering circular to have been modified or superseded by such statement in this offering circular, and the statement in any such foregoing document is incorporated by reference herein only as modified or to the extent it is not superseded.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

        (a)-7    Press release, dated July 22, 2003, announcing the extension of the Offer

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2003	THE ALPINE GROUP, INC.
	By:	/s/ STEVEN S. ELBAUM Steven S. Elbaum Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99(a)-7	Press release, dated July 22, 2003, announcing the extension of the Offer

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SIGNATURE
EXHIBIT INDEX